EXHIBIT 19

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Net sales	$1,370,220	$1,270,215	$2,694,648	$2,291,944
Cost of products sold	1,132,236	1,036,248	2,226,811	1,872,136

Gross profit	237,984	233,967	467,837	419,808

Operating expenses:
Selling, general and administrative expenses	126,731	116,391	252,906	223,378
Research and development	9,986	8,725	17,573	14,350
Other operating (income) expense, net	(4,057)	(3,637)	(11,118)	4,799

Operating income	105,324	112,488	208,476	177,281
Interest expense	18,110	18,540	36,446	36,677
Other non-operating (income) expense, net	(346)	832	1,374	(2,207)

Income from continuing operations before income taxes	87,560	93,116	170,656	142,811

Provision for income taxes	32,000	33,500	62,300	51,400

Income from continuing operations	55,560	59,616	108,356	91,411

Income from discontinued operations, net of tax		1,961		2,615

Net income	55,560	61,577	108,356	94,026

Less: Net income attributable to noncontrolling interests	1,308	1,938	2,894	3,604

Net income attributable to Bemis Company, Inc	$54,252	$59,639	$105,462	$90,422

Amounts attributable to Bemis Company, Inc.:
Income from continuing operations, net of tax	$54,252	$57,678	$105,462	$87,807
Income from discontinued operations, net of tax		1,961		2,615
Net income attributable to Bemis Company, Inc.	$54,252	$59,639	$105,462	$90,422

Basic earnings per share:
Income from continuing operations	$0.51	$0.52	$0.98	$0.79
Income from discontinued operations		0.02		0.02
Net income attributable to Bemis Company, Inc.	$0.51	$0.54	$0.98	$0.81

Diluted earnings per share:
Income from continuing operations	$0.51	$0.52	$0.98	$0.79
Income from discontinued operations		0.02		0.02
Net income attributable to Bemis Company, Inc.	$0.51	$0.54	$0.98	$0.81

Cash dividends paid per share	$0.24	$0.23	$0.48	$0.46

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollars in thousands, except share amounts)

	June 30,	December 31,
	2011	2010
ASSETS
Cash and cash equivalents	$72,733	$60,404
Accounts receivable, net	762,275	637,738
Inventories, net	740,376	673,863
Prepaid expenses and other current assets	101,941	94,914
Total current assets	1,677,325	1,466,919
Property and equipment, net	1,527,220	1,540,753
Goodwill	1,033,032	1,013,697
Other intangible assets, net	195,660	200,116
Deferred charges and other assets	70,053	64,346
Total other long-term assets	1,298,745	1,278,159

TOTAL ASSETS	$4,503,290	$4,285,831

LIABILITIES
Current portion of long-term debt	$3,587	$2,941
Short-term borrowings	18,763	6
Accounts payable	558,712	548,042
Accrued salaries and wages	97,838	103,024
Accrued income and other taxes	18,542	21,246
Total current liabilities	697,442	675,259
Long-term debt, less current portion	1,460,218	1,283,525
Deferred taxes	175,543	158,289
Other liabilities and deferred credits	230,626	241,326
Total Liabilities	2,563,829	2,358,399

EQUITY
Bemis Company, Inc. shareholders’ equity:
Common stock issued (126,863,012 and 126,627,875 shares)	12,686	12,663
Capital in excess of par value	573,794	568,035
Retained earnings	1,804,975	1,751,908
Accumulated other comprehensive income	162,664	91,117
Common stock held in treasury (22,767,891 and 18,953,971 shares at cost)	(667,242)	(544,100)
Total Bemis Company, Inc. shareholders’ equity	1,886,877	1,879,623
Noncontrolling interests	52,584	47,809
Total Equity	1,939,461	1,927,432

TOTAL LIABILITIES AND EQUITY	$4,503,290	$4,285,831

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	Six Months Ended
	June 30,
	2011	2010
Cash flows from operating activities
Net income	$108,356	$94,026
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	112,097	101,784
Excess tax benefit from share-based compensation arrangements	(885)	(2,863)
Share-based compensation	8,743	9,257
Deferred income taxes	10,220	2,334
Income of unconsolidated affiliated company	(1,582)	(1,394)
(Gain) loss on sales of property and equipment	954	(84)
Changes in working capital, excluding effect of acquisitions	(153,482)	(70,777)
Net change in deferred charges and credits	(2,458)	(3,571)

Net cash provided by operating activities	81,963	128,712

Cash flows from investing activities
Additions to property and equipment	(61,277)	(39,290)
Business acquisitions and adjustments, net of cash acquired	(16,206)	(1,222,111)
Proceeds from sales of property and equipment	683	853

Net cash used in investing activities	(76,800)	(1,260,548)

Cash flows from financing activities
Proceeds from issuance of long-term debt	4,723	13,464
Repayment of long-term debt	(2,050)	(38,150)
Net borrowing of commercial paper	173,250	233,619
Net borrowing of short-term debt	17,574	4,143
Cash dividends paid to shareholders	(51,693)	(51,105)
Common stock purchased for the treasury	(123,142)
Excess tax benefit from share-based compensation arrangements	885	2,863
Stock incentive programs and related tax withholdings	(3,676)	(13,315)

Net cash provided by financing activities	15,871	151,519

Effect of exchange rates on cash and cash equivalents	(8,705)	(5,084)

Net increase (decrease) in cash and cash equivalents	12,329	(985,401)

Cash and cash equivalents balance at beginning of year	60,404	1,065,687

Cash and cash equivalents balance at end of period	$72,733	$80,286

Supplemental disclosure of cash flow information
Business acquisitions and adjustments, net of cash acquired:
Working capital acquired, net	$16,034	$230,692
Goodwill and intangible assets acquired, net	(858)	467,153
Fixed and other long-term assets	961	544,280
Deferred taxes and other liabilities	(311)	(35,893)
Subsidiary shares of noncontrolling interests	380	15,879
Cash used for acquisitions	$16,206	$1,222,111

Interest paid during the period	$34,965	$37,604
Income taxes paid during the period	$50,736	$40,652

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS — UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EQUITY

(dollars in thousands, except per share amounts)

	Bemis Company, Inc. Shareholders
				Accumulated
		Capital In		Other	Common
	Common	Excess of	Retained	Comprehensive	Stock Held	Noncontrolling
	Stock	Par Value	Earnings	Income (Loss)	In Treasury	Interests	Total
Balance at December 31, 2009	$12,565	$567,247	$1,649,804	$72,457	$(498,341)	$47,951	$1,851,683

Net income			90,422			3,604	94,026
Unrecognized gain reclassified to earnings, net of tax of $168				(263)			(263)
Translation adjustment				(52,762)		(1,025)	(53,787)
Pension liability adjustment, net of tax effect of $3,298				5,738			5,738
Total comprehensive income							45,714
Cash dividends declared on common stock ($0.46 per share)			(51,658)				(51,658)
Stock incentive programs and related tax withholdings (907,906 shares)	90	(13,405)					(13,315)
Excess tax benefit from share-based compensation arrangements		3,522					3,522
Share-based compensation		9,257					9,257
Purchase of subsidiary shares from noncontrolling interests		(8,007)				(7,872)	(15,879)

Balance at June 30, 2010	$12,655	$558,614	$1,688,568	$25,170	$(498,341)	$42,658	$1,829,324

Balance at December 31, 2010	$12,663	$568,035	$1,751,908	$91,117	$(544,100)	$47,809	$1,927,432

Net income			105,462			2,894	108,356
Unrecognized gain reclassified to earnings, net of tax of $168				(263)			(263)
Translation adjustment				63,616		2,091	65,707
Pension liability adjustment, net of tax effect of $4,501				8,194			8,194
Total comprehensive income							181,994
Cash dividends declared on common stock ($0.48 per share)			(52,395)				(52,395)
Stock incentive programs and related tax withholdings (235,137 shares)	23	(3,699)					(3,676)
Excess tax benefit from share-based compensation arrangements		885					885
Share-based compensation		8,743					8,743
Purchase of subsidiary shares from noncontrolling interests		(170)				(210)	(380)
Purchase of 3,813,920 shares of common stock					(123,142)		(123,142)

Balance at June 30, 2011	$12,686	$573,794	$1,804,975	$162,664	$(667,242)	$52,584	$1,939,461

See accompanying notes to consolidated financial statements.

FINANCIAL STATEMENTS - UNAUDITED

BEMIS COMPANY, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by Bemis Company, Inc. (the Company) in accordance with accounting principles for interim financial information generally accepted in the United States and with the instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position and results of operations.  It is management’s opinion, however, that all material adjustments (consisting of normal recurring accruals) have been made which are necessary for a fair financial statement presentation.  The classification of $4.5 million of debt issuance costs incurred in the first quarter of 2010 was changed from cash used in operating activities to cash used in financing activities in the consolidated statement of cash flows.  This reclassification did not have a material impact on previously reported amounts.  In addition, certain prior year amounts have been reclassified to conform to current year presentation.  For further information, refer to the consolidated financial statements and footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.

Note 2 — New Accounting Guidance

Comprehensive Income

In June 2011, the Financial Accounting Standards Board (FASB) issued new guidance on the presentation of comprehensive income.  Specifically, the new guidance allows an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements.  The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity.  While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance.  This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011.  We do not believe our adoption of the new guidance in the first quarter of 2012 will have an impact on our consolidated financial position, results of operations or cash flows.

Fair Value Measurements

In May 2011, the FASB issued new guidance to achieve common fair value measurement and disclosure requirements between United States GAAP and International Financial Reporting Standards.  This new guidance amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization.  This new guidance is effective for fiscal years and interim periods beginning after December 15, 2011.  We do not believe our adoption of the new guidance in the first quarter of 2012 will have an impact on our consolidated financial position, results of operations or cash flows.

Note 3 — Subsequent Events

Mayor Packaging Acquisition

On August 1, 2011, the Company acquired Mayor Packaging, a privately-owned manufacturer of consumer and specialty flexible packaging including a manufacturing facility in Dongguan, China.  The cash purchase price paid at closing of approximately $93 million was financed with commercial paper and is subject to customary post-closing adjustments.

Revolving Bank Credit Agreement

On July 21, 2011, the Company amended and restated its revolving bank credit agreement, originally dated April 28, 2008, which is used primarily to support the Company’s issuance of commercial paper.  The amendment and restatement extends the term of the agreement from April 29, 2013 until July 21, 2016, and increases the total amount that may be borrowed from $625 million to $800 million.  There were no other material changes to the terms or covenants in the agreement.

Public bonds totaling $300 million are scheduled to mature on April 1, 2012.  These bonds have been classified as long term debt on the June 30, 2011 balance sheet in accordance with our ability and intent to refinance these bonds with commercial paper.

Successful Completion of Dixie Toga Tender Offer

On July 8, 2011, the Company announced that its wholly-owned Brazilian subsidiary, Dendron Participacoes Ltda., has completed a tender offer for the purchase of 38 million shares of its Brazilian subsidiary, Dixie Toga, S.A.  With this purchase, the Company has increased its ownership from 86 percent to over 99 percent of the total issued and outstanding shares of Dixie Toga, S.A.  The total cost of the purchase was approximately $90 million.

Note 4 — Acquisitions

Acquisition of Alcan Packaging Food Americas

On March 1, 2010, Bemis completed its acquisition of the Food Americas operations of Alcan Packaging, a business unit of Rio Tinto plc.  Under the terms of the $1.2 billion transaction, Bemis acquired 23 Food Americas flexible packaging facilities in the U.S., Canada, Mexico, Brazil, Argentina, and New Zealand, with 2009 net sales of $1.4 billion.  These facilities produce flexible packaging principally for the food and beverage industries and augment Bemis’ product offerings and technological capabilities.

In compliance with regulatory requirements for approval of the transaction in the United States, the Company was obligated to divest a portion of the acquired business, which included two facilities.  This portion of the business was related primarily to sales of flexible packaging for retail natural cheese products and shrink bag packaging for fresh meat products.  The sale of this portion of the business was completed on July 13, 2010 as discussed in Note 5 — Discontinued Operations.  The 2009 annual net sales associated with the sold business were approximately $156 million.  Operating results associated with this sold business have been classified on the consolidated statement of income as income from discontinued operations, net of tax.

The total purchase price for the acquisition was as follows:

(in thousands)
Cash consideration	$1,210,491
Assumption of liabilities of seller	7,092
$1,217,583

Certain customary working capital adjustments were made to the purchase price in the first quarter of 2011.  The majority of the financing for this transaction was completed during the third quarter of 2009 through the issuance of $800.0 million of public bonds and 8.2 million common shares issued in a secondary public stock offering.  The remaining cash purchase price was financed in the commercial paper market in advance of closing.  The Company incurred $59.4 million in acquisition-related fees which were recorded in other operating expense in the consolidated statement of income, of which $15.6 million were incurred in the year ended December 31, 2010 and $43.8 million were incurred in the year ended December 31, 2009.

The allocation of the purchase price to the assets acquired and liabilities assumed is based on the estimated fair values at the date of acquisition.  The allocation resulted in goodwill of approximately $353.3 million, which is attributed to business synergies and intangible assets that do not meet the criteria for separate recognition.  The Company expects that approximately $308.5 million of this goodwill will be deductible for tax purposes.  Other long-term assets include an adjustment of approximately $17.9 million to record assets related to the indemnity provisions of the sale and purchase agreement, and are primarily related to tax matters.  The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the acquisition date:

March 1,
(in thousands)	2010
Cash and cash equivalents	$22,090
Accounts receivable, net	145,874
Inventories	179,536
Prepaid expenses and other current assets	8,291
Working capital of discontinued operations	8,452
Property and equipment	458,846
Goodwill	353,296
Other intangible assets	130,300
Long-term assets of discontinued operations	63,985
Other long-term assets	19,693
Accounts payable	(125,678)
Accrued salaries and wages	(12,088)
Accrued income and other taxes	139
Deferred income taxes	(2,921)
Long-term liabilities	(32,232)
$1,217,583

The determination of fair value for acquired intangible assets was primarily based upon the discounted expected cash flows.  The determination of useful life was based upon historical acquisition experience, economic factors, and future cash flows of the assets acquired.  The amortization expense related to these intangible assets was $3.5 million and $5.6 million for the six months ended June 30, 2011 and June 30, 2010, respectively, using straight-line amortization.  The fair values and useful lives that have been assigned to the acquired identifiable intangible assets follow:

(in thousands)	Useful Life	Fair Value
Customer relationships	20 years	$87,300
Technology	15 years	39,700
Order backlog	One month	3,300
Total		$130,300

The results of the acquired operations have been included in the consolidated financial statements since the date of acquisition.   In accordance with current accounting guidance, income from discontinued operations does not include depreciation or amortization expense.

The following pro forma financial information for the three months and six months ended June 30, 2010 reflects the results of operations as if the acquisition of the Food Americas operations of Alcan Packaging had been completed on January 1, 2010.  No pro forma results are presented for the three months and six months ended June 30, 2011 as the results of the acquired company are included in the actual three month and six month results.  Pro forma adjustments have been made for the elimination of sales of discontinued operations and changes in depreciation and amortization expenses related to the valuation of the acquired fixed and intangible assets and assumed liabilities at fair value, the addition of incremental interest costs related to debt used to finance the acquisition, and the tax benefits related to the increased costs.

	Three Months Ended	Six Months Ended
(in thousands)	June 30, 2010	June 30, 2010
Net sales
Pro forma	$1,270,215	$2,487,858
As reported	1,270,215	2,291,944

Net income attributable to Bemis Company, Inc.
Pro forma	$61,943	$97,258
As reported	59,639	90,422

Diluted earnings per share
Pro forma	$0.56	$0.87
As reported	0.54	0.81

The pro forma financial information is presented for informational purposes only.  It is not necessarily indicative of what our results of operations actually would have been had we completed the acquisition as of the beginning of 2010, nor does it purport to project the future operating results of the Company.  It also does not reflect any cost savings, operating synergies or revenue enhancements that we may achieve nor the costs necessary to achieve those cost savings, operating synergies, revenue enhancements, or integration efforts.

Note 5 — Discontinued Operations

As discussed in Note 4 - Acquisitions, the Company was obligated to divest a portion of the acquired Alcan Packaging Food Americas business in the United States in order to comply with regulatory requirements for approval of the transaction.  This portion of the business included two facilities and was primarily related to the production and sales of flexible packaging for retail natural cheese products and shrink bag packaging for fresh meat products.  The sale of this portion of the business was completed on July 13, 2010 for net cash proceeds of approximately $75.2 million.  Prior to the sale, the assets and liabilities for these operations were segregated as assets and liabilities of discontinued operations on the consolidated balance sheet.  The pre-sale goodwill and intangible assets values were adjusted to reflect our updated estimate of fair value of the assets of the discontinued operations less estimated selling costs as of March 1, 2010. This resulted in no gain or loss on the sale of discontinued operations.

From the March 1, 2010, date of the Food Americas acquisition, through the July 13, 2010 sale date, the operating results associated with this portion of the acquired business were classified as discontinued operations.  In accordance with current accounting guidance, income from discontinued operations does not include depreciation or amortization expense.  The operating results of the discontinued operations for the three months ended June 30, 2010 and for the four months from the March 1, 2010 acquisition date through June 30, 2010 included in the consolidated financial statements for the three months and six months ended June 30, 2010 follow:

	Three Months Ended	Six Months Ended
(in thousands)	June 30, 2010	June 30, 2010
Net sales	$36,073	$48,393
Income (loss) before income taxes	$3,061	$4,115
Provision for income taxes	(1,100)	(1,500)
Income (loss) from discontinued operations, net of tax	$1,961	$2,615

Note 6 — Financial Assets and Financial Liabilities Measured at Fair Value

The fair values of the Company’s financial assets and financial liabilities listed below reflect the amounts that would be received to sell the assets or paid to transfer the liabilities in an orderly transaction between market participants at the measurement date (exit price).

The Company’s non-derivative financial instruments include cash and cash equivalents, accounts receivable, accounts payable, short-term borrowings, and long-term debt.  At June 30, 2011 and December 31, 2010, the carrying value of these financial instruments, excluding long-term debt, approximates fair value because of the short-term maturities of these instruments.

Fair value disclosures are classified based on the fair value hierarchy.  Level 1 fair value measurements represent exchange-traded securities which are valued at quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access as of the reporting date.  Level 2 fair value measurements are determined using input prices that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.  Level 3 fair value measurements are determined using unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Since June 30, 2010, the fair value measurements of the Company’s long-term debt, including current maturities, primarily represent exchange-traded securities which are valued at quoted prices (unadjusted) in active markets for identical assets that we have the ability to access as of the reporting date.  Prior to June 30, 2010, the Company used discounted cash flow analyses to estimate fair value based on the incremental borrowing rates available to the Company for similar debt with similar terms and maturity.  The carrying values and estimated fair values of long-term debt, including current maturities, at June 30, 2011 and December 31, 2010 follow:

	June 30, 2011		December 31, 2010
	Carrying	Fair Value	Carrying	Fair Value
(in thousands)	Value	(Level 2)	Value	(Level 2)
Total long-term debt	$1,463,071	$1,577,330	$1,285,674	$1,388,019

The fair values for derivatives are based on inputs other than quoted prices that are observable for the asset or liability.  These inputs include foreign currency exchange rates and interest rates.  The financial assets and financial liabilities are primarily valued using standard calculations / models that use as their basis readily observable market parameters.  Industry standard data providers are the primary source for forward and spot rate information for both interest rates and currency rates, with resulting valuations periodically validated through third-party or counterparty quotes.

	(Level 2)
(in thousands)	June 30, 2011		December 31, 2010
Currency swaps — net asset (liability) position	$		$(1,368)
Forward exchange contracts — net asset (liability) position		$2	$13

Note 7 — Derivative Instruments

The Company enters into derivative transactions to manage exposures arising in the normal course of business.  The Company recognizes all derivative instruments on the balance sheet at fair value.  Derivatives that are not hedges are adjusted to fair value through income.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in shareholders’ equity through other comprehensive income until the hedged item is recognized.  Gains or losses, if any, related to the ineffective portion of any hedge are recognized through earnings in the current period.

The Company enters into currency swap contracts that are not hedges to manage changes in the fair value of U.S. dollar denominated debt held in Brazil.  The contracts effectively convert a portion of that debt to the functional currency of its Brazilian operation.  The Company has not designated these derivative instruments as hedging instruments.  There were no outstanding currency swap contracts as of June 30, 2011.  At December 31, 2010, the Company had outstanding currency swap contracts with notional amounts aggregating $86.4 million.  The fair value related to active swap contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other non-operating (income) expense, net, which offsets the related transaction gains or losses.

The Company enters into forward exchange contracts to manage foreign currency exchange rate exposures associated with certain foreign currency denominated receivables and payables.  Forward exchange contracts generally have maturities of less than six months and relate primarily to major Western European currencies for our European operations, the U.S. dollar for our Brazilian operations, and the U.S. and Australian dollars for our New Zealand operations.  The Company has not designated these derivative instruments as hedging instruments.  At June 30, 2011, and December 31, 2010, the Company had outstanding forward exchange contracts with notional amounts aggregating $16.5 million and $12.0 million, respectively.  The net settlement amount (fair value) related to active forward exchange contracts is recorded on the balance sheet as either a current or long-term asset or liability and as an element of other operating (income) expense, net, which offsets the related transaction gains or losses.

The Company is exposed to credit loss in the event of non-performance by counterparties in currency swap and forward exchange contracts.  Collateral is generally not required of the counterparties or of the Company.  In the event a counterparty fails to meet the contractual terms of a currency swap or forward exchange contract, the Company’s risk is limited to the fair value of the instrument.  The Company actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.  The Company has not had any historical instances of non-performance by any counterparties, nor does it anticipate any future instances of non-performance.

The fair values and balance sheet presentation of derivative instruments not designated as hedging instruments at June 30, 2011 and December 31, 2010 are presented in the table below:

		Fair Value	Fair Value
		As of	As of
(in thousands)	Balance Sheet Location	June 30, 2011	December 31, 2010
Asset Derivatives
Currency swaps	Accounts receivable	$	$
Forward exchange contracts	Accounts receivable	74	90
Total asset derivatives not designated as hedging instruments		$74	$90

Liability Derivatives
Currency swaps	Accounts payable	$	$1,368
Forward exchange contracts	Accounts payable	72	77
Total liability derivatives not designated as hedging instruments		$72	$1,445

The income statement impact of derivative instruments not designated as hedging instruments is presented in the table below:

	Location of (Gain) Loss	Amount of (Gain) Loss Recognized in Income on Derivatives
	Recognized in Income	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	on Derivatives	2011	2010	2011	2010
Currency swap contracts	Other non-operating (income) expense, net	$3,613	$447	$7,533	$998
Forward exchange contracts	Other operating (income) expense, net	(670)	(165)	(1,856)	(38)
Total		$2,943	$282	$5,677	$960

Note 8 — Inventories

The Company’s inventories are valued at the lower of cost, with costs generally determined on a first-in, first-out (FIFO) method, or market.  Inventories are summarized as follows:

	June 30,	December 31,
(in thousands)	2011	2010
Raw materials and supplies	$270,756	$249,782
Work in process and finished goods	511,743	458,281
Total inventories, gross	782,499	708,063
Less inventory reserves	(42,123)	(34,200)
Total inventories, net	$740,376	$673,863

Note 9 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill attributable to each reportable business segment follow:

	Flexible Packaging	Pressure Sensitive
(in thousands)	Segment	Materials Segment	Total
Reported balance at December 31, 2010	$961,039	$52,658	$1,013,697

Acquisition adjustments	(858)		(858)
Currency translation	20,107	86	20,193
Reported balance at June 30, 2011	$980,288	$52,744	$1,033,032

The components of amortized intangible assets follow:

	June 30, 2011		December 31, 2010
(in thousands)	Gross Carrying	Accumulated	Gross Carrying	Accumulated
Intangible Assets	Amount	Amortization	Amount	Amortization
Contract based	$15,447	$(13,018)	$15,447	$(12,468)
Technology based	92,819	(32,902)	92,149	(29,629)
Marketing related	28,097	(14,299)	26,833	(13,253)
Customer based	173,252	(53,736)	168,115	(47,078)
Reported balance	$309,615	$(113,955)	$302,544	$(102,428)

Amortization expense for intangible assets during the first six months of 2011 was $9.1 million.  Estimated amortization expense for the remainder of 2011 is $8.3 million; $16.0 million for 2012; $15.4 million for 2013; $14.6 million for 2014; $14.2 million for 2015 and $14.1 million for 2016.  The Company does not have any accumulated impairment losses.

Note 10 — Components of Net Periodic Benefit Cost

Benefit costs for defined benefit pension and other post retirement plans are shown below.  The funding policy and assumptions disclosed in the Company’s 2010 Annual Report on Form 10-K are expected to continue unchanged throughout 2011.

	Three Months Ended June 30,				Six Months Ended June 30,
	Pension Benefits		Other Benefits		Pension Benefits		Other Benefits
(in thousands)	2011	2010	2011	2010	2011	2010	2011	2010
Service cost — benefits earned during the period	$3,395	$3,348	$81	$71	$6,782	$6,596	$163	$132
Interest cost on projected benefit obligation	8,836	8,651	122	137	17,701	17,476	220	275
Expected return on plan assets	(10,117)	(9,986)			(20,189)	(20,108)
Amortization of unrecognized transition obligation	67	56			128	118
Amortization of prior service cost	521	658	(134)	(138)	1,040	1,306	(321)	(276)
Recognized actuarial net (gain) or loss	5,856	4,055	(107)	(113)	11,712	8,110	(218)	(225)
Settlement loss (gain)	(2,491)	31			(2,491)	31
Net periodic benefit (income) cost	$6,067	$6,813	$(38)	$(43)	$14,683	$13,529	$(156)	$(94)

Costs for defined contribution pension plans were $4.8 million and $9.9 million for the three months and six months ended June 30, 2011 and were $4.4 million and $8.3 million for the three months and six months ended June 30, 2010.

Note 11 — Stock Incentive Plans

The Company’s 2007 (adopted in 2006) Stock Incentive Plan provides for the issuance of up to 6,000,000 shares of common stock to certain employees.  The plan expires 10 years after its inception, at which point no further stock options or performance units (commonly referred to as stock awards) may be granted.  As of June 30, 2011 and December 31, 2010, 4,381,014 and 4,541,522 shares were available for future grants under the plan.  Shares forfeited by an employee become available for future grants.

Stock Options

Stock options have not been granted since 2003, and all stock options outstanding at June 30, 2011 are fully vested.  Stock options were granted at prices equal to fair market value on the date of the grant and were exercisable, upon vesting, over varying periods up to ten years from the date of grant.  Stock options for directors vested immediately, while options for Company employees generally vested over three years (one-third per year).  Details of the exercisable stock options are presented in the table below:

	Aggregate		Per Share	Weighted-Average
	Intrinsic Value	Number of	Option Price	Exercise Price
	(in thousands)	Options	Range	Per Option
Exercisable at December 31, 2010	$1,991	250,946	$22.04 - $26.95	$24.72
Exercised		(73,448)	$22.04 - $24.59	$24.40
Exercisable at June 30, 2011	$1,584	177,498	$24.59 - $26.95	$24.86

The weighted-average remaining contractual life of the outstanding and exercisable options at June 30, 2011 was 1.4 years.

Stock Awards

Distribution of stock awards is made in the form of shares of the Company’s common stock on a one for one basis.  Distribution of the shares will normally be made not less than three years, nor more than six years, from the date of the stock award grant.  Stock awards for directors vest immediately.  All other stock awards granted under the plans are subject to restrictions as to continuous employment, except in the case of death, permanent disability, or retirement.  Approximately 47 percent of the stock awards granted in 2011 and 18 percent of stock awards granted in 2010 are also subject to the degree to which specified total shareholder return conditions are satisfied.  In addition, cash payments are made during the vesting period on the outstanding stock awards granted prior to January 1, 2010, equal to the dividend on the Company’s common stock.  Cash payments equal to dividends on awards made on or after January 1, 2010, will be distributed at the same time as the shares of common stock to which they relate.  The cost of the award is based on the fair market value of the stock on the date of grant and is charged to income over the requisite service period.  Total compensation expense related to stock incentive plans was $8.7 million and $9.3 million as of June 30, 2011 and 2010, respectively.

As of June 30, 2011, the unrecorded compensation cost for stock awards was $41.2 million and will be recognized over the remaining vesting period for each grant which ranges between December 31, 2011 and December 31, 2015.  The remaining weighted-average life of all stock awards outstanding as of June 30, 2011, was 2.5 years.  These awards are considered equity-based awards and are therefore classified as a component of additional paid-in capital.

The following table summarizes all stock awards unit activity from December 31, 2010 to June 30, 2011:

	Aggregate
	Intrinsic Value	Number of
	(in thousands)	Stock Awards
Outstanding units granted at December 31, 2010	$103,053	3,158,335
Units Granted		285,791
Units Paid (in shares)		(307,149)
Units Canceled		(148,793)
Outstanding value and units granted at June 30, 2011	$100,941	2,988,184

Note 12 — Accumulated Other Comprehensive Income (Loss)

The components of total other comprehensive income are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2011	2010	2011	2010
Comprehensive income attributable to Bemis Company, Inc.	$90,454	$34,017	$177,009	$43,135
Comprehensive income attributable to noncontrolling interest	2,683	1,488	4,985	2,579
Total comprehensive income	$93,137	$35,505	$181,994	$45,714

The components of accumulated other comprehensive income (loss) are as follows as of:

	June 30,	December 31,
(in thousands)	2011	2010
Foreign currency translation	$306,960	$243,344
Pension liability adjustment, net of deferred tax effect of $87,653 and $92,154	(144,691)	(152,885)
Unrecognized gain on derivative, net of deferred tax effect of $168 and $420	395	658
Accumulated other comprehensive income (loss)	$162,664	$91,117

Note 13 — Noncontrolling Interests

On February 15, 2011, the Company completed the acquisition of the remaining 0.83 percent noncontrolling interest in American Plast S.A. for $0.4 million.  On March 15, 2010, the Company acquired an additional 38.6 percent of the outstanding equity in American Plast S.A. for a total consideration of $13.6 million.  On January 4, 2010, the Company acquired the remaining 10 percent noncontrolling interest in Insit Embalagens Ltda. for $2.3 million.  In accordance with current accounting guidance, the differences between the total consideration amounts paid and the noncontrolling interest adjustments were recorded as adjustments to capital in excess of par value. The following table summarizes the effects of changes in the Company’s ownership interest in its subsidiaries on the Company’s equity:

	Six Months Ended June 30,
(in thousands)	2011	2010
Net income attributable to Bemis Company, Inc.	$105,462	$90,422
Transfers to noncontrolling interests:
Decrease in Bemis Company, Inc.’s capital in excess of par value due to purchase of American Plast S.A. common shares	(170)	(6,016)
Decrease in Bemis Company, Inc.’s capital in excess of par value due to purchase of Insit Embalagens Ltda. common shares		(1,991)
Net transfers to noncontrolling interests	(170)	(8,007)
Change from net income attributable to Bemis Company, Inc. and transfers to noncontrolling interests	$105,292	$82,415

Note 14 — Earnings Per Share Computations

                On January 1, 2009, the Company adopted the authoritative accounting guidance issued by the FASB which clarified that unvested share-based payment awards that contain nonforfeitable rights to receive dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share (EPS).  Participating securities under this statement include a portion of our unvested employee stock awards, which receive nonforfeitable cash payments equal to the dividend on the Company’s common stock.  The calculation of earnings per share for common stock shown below excludes the income attributable to the participating securities from the numerator and excludes the dilutive impact of those awards from the denominator.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share amounts)	2011	2010	2011	2010
Numerator
Net income attributable to Bemis Company, Inc	$54,252	$59,639	$105,462	$90,422
Income allocated to participating securities	(798)	(1,071)	(1,557)	(1,672)
Net income available to common shareholders (1)	$53,454	$58,568	$103,905	$88,750

Denominator
Weighted average common shares outstanding — basic	105,171	109,103	106,151	109,049
Dilutive shares	409	104	381	119
Weighted average common and common equivalent shares outstanding — diluted	105,580	109,207	106,532	109,168

Per common share income
Basic	$0.51	$0.54	$0.98	$0.81
Diluted	$0.51	$0.54	$0.98	$0.81

(1) Basic weighted average common shares outstanding	105,171	109,103	106,151	109,049
Basic weighted average common shares outstanding and participating securities	106,742	111,098	107,742	111,104
Percentage allocated to common shareholders	98.5%	98.2%	98.5%	98.2%

Certain stock options and stock awards outstanding were not included in the computation of diluted earnings per share above because they would not have had a dilutive effect.  Such stock options and stock awards represented an aggregate of -0- shares at June 30, 2011 and 1,235,402 shares at June 30, 2010.

Note 15 — Legal Proceedings

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

Environmental Matters

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state laws in proceedings associated with seventeen sites around the United States.  These proceedings were instituted by the United States Environmental Protection Agency and certain state environmental agencies at various times beginning in 1983.  Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, we expect the Company’s liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

São Paulo Tax Dispute

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil.  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $70.2 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the June 30, 2011 exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the city of São Paulo.  A decision by the Lower Tax Court in the city of São Paulo in 2002 cancelled all of the assessments for the years 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga had each appealed parts of the lower court decision.  On February 8, 2010, the São Paulo Court of Justice issued a Decision in favor of Dixie Toga.  This Decision has been appealed by the City of São Paulo.  In the event of a successful appeal by the City and an adverse resolution, the estimated amount for these years could be substantially increased for additional interest, monetary adjustments and costs from the date of acquisition.

The City has also asserted the applicability of the city services tax for the subsequent years 1996-2001 and has issued assessments for those years for Dixie Toga and for Itap Bemis Ltda., a Dixie Toga subsidiary.  The assessments for those years were upheld at the administrative level and are being challenged by the companies.  The assessments at the date of acquisition for these years for tax and penalties (exclusive of interest and monetary adjustments) are estimated to be approximately $10.6 million for Itap Bemis and $34.1 million for Dixie Toga, translated to U.S. dollars at the June 30, 2011 exchange rate.  In the event of an adverse resolution, the estimated amounts for these years could be increased by $54.5 million for Itap Bemis and $157.5 million for Dixie Toga for interest, monetary adjustments and costs.

The 1996-2001 assessments for Dixie Toga are currently being challenged in the courts.  In pursuing its challenge through the courts, taxpayers are generally required, in accordance with court procedures, to pledge assets as security for its lawsuits.  Under certain circumstances, taxpayers may avoid the requirement to pledge assets.  Dixie Toga has secured a court injunction that avoids the current requirement to pledge assets as security for its lawsuit related to the 1996-2001 assessments.

The City has also asserted the applicability of the city services tax for the subsequent years 2004-2009.  The assessments issued by the City for these years have been received and are being challenged by the Company at the administrative level.  The assessments for tax, penalties, and interest are estimated to be approximately $37.9 million, translated to U.S. dollars at the June 30, 2011 exchange rate.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

Brazil Investigation

On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary.  The investigation relates to periods prior to the Company’s acquisition of control of Dixie Toga and its subsidiaries.  Given the preliminary nature of the proceedings, the Company is unable at the present time to predict the outcome of this matter.

Other

The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.

Note 16 — Segments of Business

The Company’s business activities are organized around and aggregated into its two principal business segments, Flexible Packaging and Pressure Sensitive Materials.  Both internal and external reporting conform to this organizational structure, with no significant differences in accounting policies applied.  Minor intersegment sales are generally priced to reflect nominal markups.  The Company evaluates the performance of its segments and allocates resources to them based primarily on operating profit, which is defined as profit before general corporate expense, interest expense, other non-operating (income) expense, income taxes, and noncontrolling interests.  While there are similarities in selected technology and manufacturing processes utilized between the Company’s business segments, notable differences exist in products, application and distribution of products, and customer base.

A summary of the Company’s business activities reported by its two business segments follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Business Segments (in millions)	2011	2010	2011	2010
Net Sales to Unaffiliated Customers:
Flexible Packaging	$1,219.5	$1,127.4	$2,399.5	$2,009.0
Pressure Sensitive Materials	151.7	144.9	297.1	287.1

Intersegment Sales:
Flexible Packaging	(0.8)	(0.4)	(1.5)	(0.6)
Pressure Sensitive Materials	(0.2)	(1.7)	(0.5)	(3.6)
Total net sales	$1,370.2	$1,270.2	$2,694.6	$2,291.9

Operating Profit and Pretax Profit:
Flexible Packaging operating profit	$116.3	$122.7	$232.6	$215.0
Pressure Sensitive Materials operating profit	11.8	11.7	21.7	18.3
General corporate expenses	(22.8)	(21.9)	(45.8)	(56.0)
Operating income	105.3	112.5	208.5	177.3
Interest expense	18.1	18.5	36.4	36.7
Other non-operating (income) expense	(0.4)	0.9	1.4	(2.2)
Income from continuing operations before income taxes	$87.6	$93.1	$170.7	$142.8

			June 30,	December 31,
Business Segments (in millions)			2011	2010
Total Assets:
Flexible Packaging			$3,951.5	$3,792.5
Pressure Sensitive Materials			329.7	305.6
Total identifiable assets (1)			4,281.2	4,098.1
Corporate assets (2)			222.1	187.7
Total			$4,503.3	$4,285.8

(1)       Total assets by business segment include only those assets that are specifically identified with each segment’s operations.

(2)                      Corporate assets are principally cash and cash equivalents, prepaid expenses, prepaid income taxes, prepaid pension benefit costs, and corporate tangible and intangible property.